EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S/A
PUBLIC COMPANY
CNPJ Nº 07.689.002/0001-89
NIRE 35.300.325.761

MARKET ANNOUNCEMENT

Embraer - Empresa Brasileira de Aeronáutica S/A announces to its shareholders, financial market, suppliers and to the public, that at a meeting held on March 28, 2008, the Board of Directors approved the launch of two new models of business jets temporarily named Embraer MSJ and Embraer MLJ.

The new models belong to the midsize and midlight categories, with capacity for 7 to 12 passengers and 2 crew members. The new models will be included in the Company’s portfolio between the Phenom 300, of the light jet category, and the Legacy 600, of the super midsize category.

Embraer estimates that total investments on research and development for the new models will be approximately US$750 million, and will be funded by risk-sharing partners, financial institutions and by the Company’s cash from operations.

The Embraer MSJ jet is expected to enter into service in the second semester of 2012, and the Embraer MLJ jet is expected to enter into service in the second semester of 2013.

Embraer estimates that midsize and midlight categories will represent 21% of total business jets deliveries during the next ten years, with approximately 13,150 aircraft delivered.

Embraer affirms its commitment with shareholders and customers to continuously offer integrated solutions, through a diversified product portfolio, as well as service and support to the fleet.

The Company’s firm order backlog of executive jets totals approximately US$4.5 billion.

 São José dos Campos, March 28, 2008.

/s/ Antonio Luiz Pizarro Manso
Antonio Luiz Pizarro Manso
Executive Vice President Corporate
and CFO